UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-5828

Carpenter Technology 401(k) Retirement Plan
(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1735 Market Street, 15th Floor
Philadelphia, Pennsylvania, 19103
(Address of principal executive office of the issuer)

 Carpenter Technology 401(k) Retirement Plan

December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit/Finance Committee of Carpenter Technology Corporation,
Plan Administrator and Plan Participants of the Carpenter Technology 401(k) Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Carpenter Technology 401(k) Retirement Plan (Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2024.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 25, 2025

Carpenter Technology 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

Dollars in thousands	2024	2023
Investments, at fair value	$822,712	$718,497
Interest in Master Trust, at fair value	1,121	1,743
Interest in Master Trust, at contract value	43,834	43,648
Total investments	867,667	763,888
Notes receivable from participants	17,693	14,180
Net assets available for benefits	$885,360	$778,068

See accompanying notes to financial statements.

Carpenter Technology 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

Dollars in thousands	2024
Investment income:
Appreciation in fair value of investments	$77,008
Interest in Carpenter Technology Master Trust Fund income	31,957
Dividends	9,294
Total investment income	118,259
Interest income from notes receivable from participants	1,213
Contributions:
Participants	33,722
Participant rollovers	2,617
Employer	28,376
Total contributions	64,715
Benefits paid to participants	(76,095)
Administrative expenses	(800)
Net increase in net assets available for benefits	107,292
Net assets available for benefits, beginning of year	778,068
Net assets available for benefits, end of year	$885,360

See accompanying notes to financial statements.

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

1.  Description of the Plan

The following description of the Carpenter Technology 401(k) Retirement Plan (the "Plan") provides general information. A more complete description of the Plan's provisions can be found in the plan document, which is available to participants upon request from Carpenter Technology Corporation (the "Company" or the "Plan Sponsor").

General
The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic non-union employees of the Company, as well as a certain population of union employees of the Company. Employees are eligible to participate on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 100% of annual compensation on a pre-tax or after-tax basis, as defined by the plan document.  The combined contributions cannot exceed 100% of annual compensation on both a pre-tax and after-tax basis.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions, which are additional contributions.  Participants may also contribute amounts representing rollover distributions from other qualified benefit plans.  Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participants.  The Plan includes an auto-enrollment provision whereby all new eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 4% of eligible compensation (3% prior to January 1, 2023). Deferrals will automatically increase by 1% annually and will continue to increase 1% annually until a deferral rate of 15% is attained. The Company contributes an amount equal to 3% of each participant's base pay and a matching contribution of up to 6%, as defined by the plan document.  Participants direct the investment of all contributions into various investment options offered by the Plan.  Contributions are subject to certain Internal Revenue Service ("IRS") limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution on behalf of the participant, and an allocation of plan earnings or losses based on account balances, as defined by the plan document.  When applicable, participants are charged transaction fees. Participants invested in the Carpenter Technology Stock Fund are charged an administrative fee based on the fund balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

All contributions and plan earnings or losses thereon are immediately and fully vested and non-forfeitable.

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

Notes Receivable from Participants
 Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the amount of the highest outstanding loan balance on any plan loan during the preceding twelve months, or 50% of their vested account balance minus the current outstanding balance on any other plan loan.  Terms range from one to five years for a general purpose loan, and one to ten years for a primary residence loan.  The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.50% for both December 31, 2024 and 2023, which represent the Prime Rate on the last business day of the month preceding the month in which the loan was distributed plus 1%.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Benefits paid to participants include participant withdrawals and participant distributions.  Participant withdrawals are withdrawals taken while an active employee of the Company and include hardship withdrawals, non-hardship withdrawals, and withdrawals after age 59½.  Participant withdrawals are subject to certain restrictions as defined by the plan document.  Upon termination of service due to death, disability, retirement, or other reasons, participants are eligible to receive a lump sum distribution.  A participant may elect to defer such distribution provided the account balance is at least $5,000.  A participant must take their first required minimum distribution ("RMD") in the year they reach age 72 (73 if they reach age 72 after December 31, 2022 or 75 if they reach age 74 on or after January 1, 2033). The payment of benefits from the Carpenter Technology Stock Fund is made in shares of Carpenter Technology Corporation common stock or cash, at the participant's option.  All other payments of benefits are made in cash.
2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

  Investment Valuation and Income Recognition
A portion of the Plan's assets are invested in fully benefit-responsive investment contracts through its investment in the Insight Investment Stable Value Fund within the Carpenter Technology Master Trust Fund ("Master Trust") and are reported at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for further discussion of the Master Trust investment.

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

All other investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for further discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income within the Master Trust is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation and interest in Master Trust income include the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent notes receivable are recorded as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2024 and 2023.

Administrative Expenses
 The Plan's assets are administered under a contract with The Vanguard Fiduciary Trust Company (the "Trustee").  The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes benefit payments to participants.  Transaction fees and certain administrative fees are paid by the participant.  The remaining administrative fees are netted against investment income in the Statement of Changes in Net Assets Available for Benefits.  All other fees are paid by the Company and are excluded from these financial statements.

Payment of Benefits

 Benefit payments to participants are recorded when paid.
3.  Investment in the Master Trust

The Master Trust is comprised of two funds – the Carpenter Technology Stock Fund and the Insight Investment Stable Value Fund.

Carpenter Technology Stock Fund - The Carpenter Technology Stock Fund holds investments in the common stock of the Plan Sponsor. These investments are reported at fair value.

Insight Investment Stable Value Fund - This fund holds investments in a short-term investment fund which is reported at fair value, as well as investments held in fully benefit-responsive guaranteed investment contracts ("GICs") which are reported at contract value. See Note 5 for further discussion of fully benefit-responsive GICs.

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

The Master Trust, which is administered by the Trustee, holds the investments of these funds for the Plan Sponsor's participating plans, which include the Plan and the Latrobe Company 401(k) Retirement Plan. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of each plan are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan. The investments held in the Master Trust are accounted for at the plan level since the participating plans have a divided interest in assets held in the Master Trust.

The net assets of the Master Trust and the Plan's divided interest in the Master Trust as of December 31, 2024 and 2023 are as follows:

	2024
Dollars in thousands	Master Trust	Plan's Divided Interest
Investments, at fair value:
Insight Investment Stable Value Fund
Short-term investment fund	$1,190	$1,121
Carpenter Technology Stock Fund	43,155	42,818
Total investments at fair value	44,345	43,939
Investments, at contract value:
Insight Investment Stable Value Fund
Fixed maturity synthetic GIC	4,204	3,960
Constant duration synthetic GICs	42,334	39,874
Total investments at contract value	46,538	43,834
Net assets in Master Trust	$90,883	$87,773

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

	2023
Dollars in thousands	Master Trust	Plan's Divided Interest
Investments, at fair value:
Insight Investment Stable Value Fund
Short-term investment fund	$1,869	$1,743
Carpenter Technology Stock Fund	25,020	24,816
Total investments at fair value	26,889	26,559
Investments, at contract value:
Insight Investment Stable Value Fund
Fixed maturity synthetic GIC	4,560	4,253
Constant duration synthetic GICs	42,238	39,395
Total investments at contract value	46,798	43,648
Net assets in Master Trust	$73,687	$70,207

The change in the net assets of the Master Trust for the year ended December 31, 2024 was as follows:

Dollars in thousands
Investment income:
Appreciation in fair value of investments
Carpenter Technology Stock Fund	$30,812
Interest and dividends
Insight Investment Stable Value Fund	1,240
Carpenter Technology Stock Fund	245
Total investment income	32,297
Net transfers out	(15,101)
Net increase in net assets available for benefits	17,196
Net assets available for benefits, beginning of year	73,687
Net assets available for benefits, end of year	$90,883

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

4.  Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under authoritative guidance are described as follows:

Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.
Level 2 Inputs: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs: Unobservable inputs for the asset or liability.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2024 and 2023.

Registered investment companies - Valued at closing price reported on the active market on which the individual funds are traded.  These funds are required to publish their daily net asset value ("NAV") and to transact at that price, and are considered to be actively traded.

Carpenter Technology Stock Fund held within the Master Trust - Valued at closing price of the Plan Sponsor's common stock as reported on the active market on which the securities are traded.

Short-term investment fund held within the Master Trust - Valued based on quoted market values reported on active markets on which the individual securities are traded.
Common collective trusts - Valued at the NAV of units of a collective trust. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2024 and 2023.

Dollars in thousands	Fair Value Measurement Using Inputs Considered as	2024	2023
Registered investment companies	Level 1	$328,632	$292,133
Interest in Carpenter Technology Master Trust Fund
Carpenter Technology Stock Fund	Level 1	42,818	24,816
Short-term investment fund	Level 1	1,121	1,743
Common collective trusts	(1)	451,262	401,548
Total investments at fair value		$823,833	$720,240

(1) Investments that are measured at NAV or its equivalent per share as a practical expedient are excluded from the fair value hierarchy. The fair value presented herein permits reconciliation to the Statements of Net Assets Available for Benefits.

The following table represents investments at fair value based on NAV per share as of December 31, 2024 and 2023.

Dollars in thousands	2024	2023	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Common collective trusts (1)	$451,262	$401,548	None	Daily	None

(1) The Plan invests in the following common collective trusts:
•Starting in 2023, Aristotle Value Equity CIT B Fund, which invests primarily in U.S. headquartered companies that have a minimum market capitalization of $2 billion at the time of initial investment, and seeks to maximize long-term capital appreciation.
•Prudential Core Plus Bond Fund Collective Trust, which invests in investment-grade fixed income securities, and seeks to outperform the Barclays Capital U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.
•Vanguard Target Retirement Trust II Collective Trusts, which invest primarily in fixed-principal investments, and seeks stability of principal and current income consistent with a 2-4 year average maturity.
•Starting in 2024, Wasatch Core Growth CIT Class A Fund, which invests primarily in equity securities of smaller, growing companies at reasonable prices. It focuses on long-term capital growth, with income as a secondary objective.

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

5.  Fully Benefit-Responsive Investment Contracts

The Insight Investment Stable Value Fund within the Master Trust holds a portfolio of synthetic GICs. The Plan owns the underlying assets of the synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The synthetic GICs held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of the benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed periodically for resetting.

The Plan's ability to receive amounts due in accordance with fully benefit-responsive synthetic GICs is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following: (1) the Plan's failure to qualify under Section 401(a) of the Internal Revenue Code ("IRC") or the failure of the trust to be tax-exempt under Section 501(a) of the IRC, (2) premature termination of the contracts, (3) plan termination or merger into an unaffiliated plan, (4) changes to the Plan's prohibition on competing investment options, and (5) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan's normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following: (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreements without the consent of the issuer.

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

6.   Related Party and Party-in-Interest Transactions

The Plan issues loans to participants, which are secured by the participants' account balances. These transactions qualify as party-in-interest. Fees paid by the Plan in 2024 for loan services totaled $24,617.

Certain of the Plan's investments are managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan in 2024 to the Trustee for investment management services related to these funds totaled $700,148.

The Carpenter Technology Stock Fund held in the Master Trust at December 31, 2024 and 2023 is invested in shares of the Plan Sponsor, therefore these transactions qualify as related party and party-in-interest transactions.  Fees paid to the Trustee by the Plan in 2024 for investment management services related to this fund were $18,512.  In addition, total purchases and sales in 2024, at market value, were $7,128,969 and $19,692,399, respectively.  The Plan's interest in the Carpenter Technology Stock Fund included 252,297 and 350,513 of equivalent shares with a share price of $169.71 and $70.80 as of December 31, 2024 and 2023, respectively.

Certain administrative functions of the Plan are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.
7.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will remain fully vested in their accounts.
8.   Tax Status

The IRS has determined and informed the Company by a letter dated November 7, 2017 that the Plan and related trust are designed in compliance with Section 401(a) of the IRC.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

Carpenter Technology 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

9.   Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Carpenter Technology 401(k) Retirement Plan

Schedule of Assets (Held at End of Year)	EIN: 23-0458500
Form 5500 - Schedule H - Line 4(i)	PN: 020
December 31, 2024

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Current Value
	Registered Investment Companies:
*	Vanguard	Vanguard Institutional Index Fund Institutional Plus Shares	$144,718,998
*	Vanguard	Vanguard Total International Stock Index Fund; Institutional Shares	46,099,822
*	Vanguard	Vanguard Total Bond Market Index Fund; Institutional Shares	45,101,770
*	Vanguard	Vanguard Mid-Cap Index Fund; Institutional Shares	39,973,897
*	Vanguard	Vanguard Small-Cap Index Fund; Institutional Shares	21,955,892
*	Vanguard	Vanguard Treasury Money Market Fund	19,941,524
	American Funds	American Funds EuroPacific Growth Fund; Class R-6	10,840,305
	Total Registered Investment Companies		328,632,208
	Common Collective Trusts:
*	Vanguard	Vanguard Target Retirement 2035 Trust II	76,975,902
*	Vanguard	Vanguard Target Retirement 2045 Trust II	67,319,019
*	Vanguard	Vanguard Target Retirement 2025 Trust II	47,919,395
*	Vanguard	Vanguard Target Retirement 2055 Trust II	45,398,975
	Aristotle Capital Mgmt	Aristotle Value Equity CIT; B	41,873,814
*	Vanguard	Vanguard Target Retirement 2030 Trust II	35,503,374
*	Vanguard	Vanguard Target Retirement 2040 Trust II	26,846,724
*	Vanguard	Vanguard Target Retirement 2050 Trust II	25,568,186
	Prudential Trust Company	Prudential Core Plus Bond Fund Collective Trust; Class 6	24,289,577
*	Vanguard	Vanguard Target Retirement 2060 Trust II	18,378,989
*	Vanguard	Vanguard Target Retirement Income Trust II	15,851,683
*	Vanguard	Vanguard Target Retirement 2020 Trust II	10,691,448
	SEI Trust Company	Wasatch Core Growth CIT; Class A	8,603,445
*	Vanguard	Vanguard Target Retirement 2065 Trust II	5,144,378
*	Vanguard	Vanguard Target Retirement 2070 Trust II	592,026
*	Vanguard	Vanguard Target Retirement Income and Growth Trust II	305,055
	Total Common Collective Trusts		451,261,990
*	Participant Loans	Loans to Participants - Interest rate range 4.25% - 9.50%	17,693,233
Total			$797,587,431
Cost information not included, as all investments are participant-directed.
The investment in the Interest in Carpenter Technology Master Trust Fund has been excluded from this schedule.
* indicates Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Carpenter Technology 401(k) Retirement Plan
(Name of Plan)

June 25, 2025	/s/ Timothy Lain
Timothy Lain
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm